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                                                                 EXHIBIT (a)(2)

Joint News Release by:

JOHNSON MATTHEY PLC                       ADVANCE CIRCUITS, INC.
2-4 Cockspur Street                       5929 Baker Road
Trafalgar Square                          Suite 470
London SW1Y 5BQ                           Minnetonka, Minnesota 55345
Phone 011 44 171 269 8400                 Phone 612 988 8700


Contact:                                  Contact:
Thomas Clohesy                            Tom Mueller
Gavin Anderson & Company                  Exec. VP, Secretary and Treasurer
212 373 0231                              612 988 8702

FOR IMMEDIATE RELEASE

                  JOHNSON MATTHEY TO ACQUIRE ADVANCE CIRCUITS

  MINNEAPOLIS, August 15, 1995.--Johnson Matthey plc and Advance Circuits, Inc. announced today that they have signed a definitive merger agreement providing for Johnson Matthey to acquire Advance Circuits. Under this agreement, which has been approved by the boards of each company, an indirect wholly owned US subsidiary of Johnson Matthey will be merged into Advance Circuits. In connection with the merger, Johnson Matthey intends shortly to commence a cash tender offer for all the outstanding shares of common stock of Advance Circuits at $22.50 per share. Based upon 7.6 million Advance Circuits common shares currently outstanding, the aggregate consideration to be paid in the tender offer and the merger, including payment in respect of outstanding stock options, will amount to approximately $171 million.

  The acquisition is not subject to a financing condition but is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act and to certain other conditions.

  Advance Circuits, Inc. is a leading interconnect solution provider whose products include complex multilayer printed circuit boards, flexible circuit assemblies, semiconductor packages and other manufacturing services.

  In the nine months ended May 27, 1995, Advance Circuits had net sales of $127.8 million and net income of $7.2 million ($0.98 per share). Advance Circuits anticipates that its earnings for the fourth quarter ended August 26, 1995 will be substantially less than its earnings for the third quarter.

  Johnson Matthey, a United Kingdom public company, is a world leader in advanced materials technology. Its principal businesses are the production of electronic materials, specialty chemical and pharmaceutical compounds; the manufacture of catalysts and pollution control systems; the refining, fabrication and marketing of precious metals and the manufacturing of decorative and specialized materials for the ceramics, plastics, paint, ink, and construction industries. Johnson Matthey has operations in 29 countries and employs 6,000 people. Its products are sold across the world to a wide range of advanced technology industries. In the fiscal year ended March 31, 1995, Johnson Matthey's sales totaled approximately $3.5 billion.

  Commenting on this news, David Davies, Chairman and Chief Executive of Johnson Matthey, said:

    "The acquisition of Advance Circuits will greatly expand the product range of Johnson Matthey's Electronic Materials business, in particular in the key emerging market of plastic laminate packaging. Johnson Matthey is committed to investing in superior technology and to serving our customers in markets worldwide. The acquisition of Advance Circuits further underlines this commitment."
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  Robert Heller, Chairman and Chief Executive Officer of Advance Circuits,
said:

    "I am especially pleased with the merger because of Advance Circuits' enhanced ability to execute its global and semiconductor packaging strategies."

  Dillon, Read & Co. Inc. and Baring Brothers Limited are acting as financial advisors for Johnson Matthey, with Dillon Read acting as dealer manager for the offer. Alex. Brown & Sons Incorporated has rendered a fairness opinion for Advance Circuits.

  The common stock of Advance Circuits is traded in the over-the-counter market and prices are quoted on the Nasdaq National Market under the symbol "ADVC."